## Contact

Chad@RevelareHealthcare.com

www.linkedin.com/in/chad-j-erickson (LinkedIn)

## Top Skills

Start-ups

Business Intelligence (BI)

Analytics

## Certifications

Social Media Marketing for Small Business

Learning Canva

Advertising on LinkedIn

# Chad Erickson

Simplicity in Healthcare for everyone.

Dallas-Fort Worth Metroplex

## Summary

I working on creating a world where patients can see the opinions, facts, and endorsements. Where those scores are easy to find and easy to share with friends and family.

I believe Transparency is more powerful than Public Policy.

## Experience

### GoodDoctorBad, Inc

Co-Founder

August 2022 - Present (7 months)

Dallas-Fort Worth Metroplex

Every life deserves quality care. We are creating digital platforms leveraging secure A.I. for patients to search, doctors to share, and companies to care. We provide tools that help insurance companies, brokers and employers inform their members and employees which helps them avoid lesser quality in healthcare while demonstrating they care.

We deliver our service via our web app giving our ideal patients: mothers, daughters, sisters, and friends confidence in the care that they and their loved ones are getting because they drive healthcare.

New doctors get a platform for growing their practice, reputation management, and a platform to endorse other physicians in meaningful ways. We provide established doctors with a platform for building and maintaining confidence with their patients.

### Revelare Partners, LLC

Co-Founder

July 2021 - Present (1 year 8 months)

Dallas-Fort Worth Metroplex

Increasing transparency for Healthcare. Easy to find, easy to use.

### HBC Dresden Investments, LLC

Chief Analyst

December 2017 - February 2023 (5 years 3 months)

Dallas/Fort Worth Area

## Sensa Analytics

### Chief of Development and Operations

December 2016 - January 2018 (1 year 2 months)

Dallas/Fort Worth Area

Working with some of the best development people I know to help bring 20+ years of Oracle Business Intelligence to Healthcare. We will help bring a level of transparency and actionable data that is no longer optional in Healthcare. Much more to come as we continue to grow!

## Fort Worth Brain & Spine Institute, LLP

6 years 10 months

### Chief Operating Officer

June 2014 - December 2016 (2 years 7 months)

Fort Worth, Texas

Staffing, growth, partnerships, real estate, and creating an optimal patient experience.

### Clinical Manager

August 2011 - June 2014 (2 years 11 months)

Manage Personnel, hire and fire,  created the review and evaluation program, implementation of EHR and EPM system, maintain the IT, manage the web page, assemble the agenda for and direct partner meetings, research and present expansion programs, implement accepted expansion programs, and anything else that comes up in the practice except credentialing, payroll, insurance verification and collecting.

### Patient Liasion

March 2010 - August 2011 (1 year 6 months)

Referral Process Management

Public Relations

Marketing Manager

Non-Clinical Processes

Expansion Strategist

## Symbio Solutions

### Business Analyst

March 2008 - August 2009 (1 year 6 months)

Invoicing and Billing systems processes and development requirements. Gathering client requirements, documenting software specs.

Developing test plans for features related to the billing system.

Black box testing, gray box testing, ad hoc testing.

Documenting release notes, diagrams, and training of client services.

The MHA Group
Search Concultant
2002 - 2005 (3 years)

## Education

### The University of Texas at Dallas

Neuropharmacology · (2001 - 2002)

### University of North Texas

BS, Molecular Biology · (1996 - 2001)

### University of North Texas

Bachelor's degree, Biochemistry